Exhibit 99.1

JinkoSolar Announces Second and Third Quarter 2025 Financial Results

SHANGRAO, China, Nov. 17, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2025 and third quarter ended September 30, 2025.

Third Quarter 2025 Business Highlights

•	Total module shipments for the third quarter were approximately 20GW, with over 65% shipped to overseas markets.
•	By the end of the third quarter, we became the first module manufacturer in the world to have delivered a total of 370 GW of solar modules, with total cumulative shipments of Tiger Neo series surpassing 200 GW, the best-selling module series in history.
•	Mass-produced cell efficiency for high-efficiency TOPCon products reached 27.2% to 27.4%.
•	We started to deliver certain high efficiency modules series with power output exceeding 640W, which carry a price premium over conventional series.
•	Orderbook visibility for energy storage system (ESS) in 2025 exceeds 90%.
•	Our MSCI ESG rating has been upgraded to "A", the highest level among mainstream PV companies.

Third Quarter 2025 Operational and Financial Highlights

•	Quarterly shipments were 21,570 MW (20,014 MW for solar modules and 1,556 MW for cells and wafers), down 18.4% sequentially and 16.7% year-over-year.
•	Total revenues were RMB16.16 billion (US$2.27 billion), down 10.2% sequentially and 34.1% year-over-year.
•	Gross profit was RMB1.18 billion (US$166.0 million), up 124.5% sequentially and down 69.3% year-over-year.
•	Gross profit margin was 7.3%, compared with gross profit margin of 2.9% in Q2 2025 and gross profit margin of 15.7% in Q3 2024.
•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB749.8 million (US$105.3 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB876.4 million in Q2 2025 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB22.5 million in Q3 2024.
•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB373.1 million (US$52.4 million), which excludes the impact of (i) the change in fair value of convertible notes issued by us in 2023, (ii) the change in fair value of long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB856.4 million in Q2 2025 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.9 million in Q3 2024.
•	Basic and diluted losses per ordinary share were RMB3.58 (US$0.50) and RMB3.58 (US$0.50), respectively. This translates into basic and diluted losses per ADS of RMB14.32 (US$2.01) and RMB14.32 (US$2.01), respectively.

Second Quarter 2025 Operational and Financial Highlights

•	Quarterly shipments were 26,446 MW (24,334 MW for solar modules and 2,111 MW for cells and wafers), up 38.2% sequentially and 4.5% year-over-year.
•	Total revenues were RMB17.99 billion (US$2.51 billion), up 29.9% sequentially and down 25.2% year-over-year.
•	Gross profit was RMB526.5 million (US$73.5 million), compared with gross loss of RMB352.9 million in Q1 2025 and gross profit of RMB2.68 billion in Q2 2024.
•	Gross profit margin was 2.9%, compared with gross loss margin of 2.5% in Q1 2025 and gross profit margin of 11.1% in Q2 2024.
•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB876.4 million (US$122.3 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB1.32 billion in Q1 2025 and net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB100.7 million in Q2 2024.
•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB856.4 million (US$119.5 million), which excludes the impact of (i) the change in fair value of convertible notes issued by us in 2023, (ii) the change in fair value of long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB1.07 billion in Q1 2025 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'sordinary shareholders of RMB378.5 million in Q2 2024.
•	Basic and diluted losses per ordinary share were RMB4.20 (US$0.59) and RMB4.20 (US$0.59), respectively. This translates into basic and diluted losses per ADS of RMB16.82 (US$2.35) and RMB16.82 (US$2.35), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "In the first three quarters of 2025, our global module shipments totaled 61.9 GW, once again ranking No.1 worldwide. Driven by our outstanding product performance and strong presence in high-value overseas markets, gross margin improved significantly sequentially for two consecutive quarters, reaching 2.9% in the second quarter and 7.3% in the third quarter. Our net loss was US$122.3 million in the second quarter and US$105.3 million in the third quarter, both narrowing sequentially. We are pleased to see that our intensive efforts devoted to R&D for energy storage business in the past two years started to bear fruit gradually. In the first three quarters, our cumulative ESS shipments exceeded 3.3 GWh, representing significant growth since the second quarter. This, combined with our rising market share in overseas markets, has helped the profitability of our energy storage business to improve noticeably. With scale efficiency and competitiveness improving, we expect our energy storage business to become our second growth engine and contribute to our profit in 2026.

We continue to keep our module utilization rates at a reasonable level in the second and third quarters. Since the third quarter, prices of polysilicon, wafers, and cells have all risen, and module prices trended upward in China and overseas.

The technology upgrade toward high-power production capacity is accelerating industry consolidation. This technology upgrade also meets end-customers demand for high-power products and higher investment returns. We have made steady progress in high-power products upgrades in the third quarter and already delivered some high-power products at a premium of 1-2 US cents per watt, and expect high-power products to account for more than 60% of our total module shipments in 2026.

In China, market-oriented reforms are improving the economics of many energy storage projects while demand is increasing in Europe, Asia Pacific, Middle East and Latin America because of improving economics and the global energy transition. In the U.S, the rapid expansion of AI data centers is straining domestic electricity supply, making solar+storage a safe and easy-to-deploy solution. We expect global demand for energy storage to experience significant growth, further validating our strategic decision to invest in the energy storage business and build a long-term competitive advantage with localized, one-stop, solar+storage solutions. As a leading enterprise in the PV sector, we possess long-established advantages in channels, brand reputation, and customer resources. We currently have 12 GWh of pack capacity and 5 GWh of battery cell capacity, and focus on high-margin overseas markets, particularly utility-scale and industrial and commercial projects.

The global supply chain is reshaping, and technological upgrades are accelerating high-quality development of the industry. With strong technological capabilities, long-term reliability, and global diversification of our energy storage business, we are well positioned to further strengthen our competitiveness and benefit from the next upward cycle in the industry.

Looking forward, we will continue to respond actively to the industry's call for rational development and proactively adapt to changes in overseas policies to ensure sustainable supply for our customers. We will keep strengthening our competitive advantages in technology and global operations and balance scale and profitability to consolidate our industry-leading position. We expect total shipments to be between 85 GW and 100 GW for the full year of 2025, and ESS shipments to be approximately 6 GWh for the full year 2025."

Third Quarter 2025 Financial Results

Total Revenues

Total revenues in the third quarter of 2025 were RMB16.16 billion (US$2.27 billion), representing a decrease of 10.2% from RMB17.99 billion in the second quarter of 2025 and a decrease of 34.1% from RMB24.51 billion in the third quarter of 2024. The sequential decrease was mainly due to a decrease in the shipment of solar modules, and the year-over-year decrease was primarily due to a decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2025 was RMB1.18 billion (US$166.0 million), compared with gross profit of RMB526.5 million in the second quarter of 2025 and gross profit of RMB3.86 billion in the third quarter of 2024.

Gross profit margin was 7.3% in the third quarter of 2025, compared with gross profit margin of 2.9% in the second quarter of 2025 and gross profit margin of 15.7% in the third quarter of 2024. The sequential improvement was primarily due to a lower unit cost of products sold, while the year-over-year decrease was mainly due to the decrease in the average selling price of solar modules.

Loss/Income from Operations and Operating Margin

Loss from operations in the third quarter of 2025 was RMB1.40 billion (US$197.3 million), compared with loss from operations of RMB1.38 billion in the second quarter of 2025 and income from operations of RMB75.5 million in the third quarter of 2024. The sequential and year-over-year changes were primarily attributable to the changes in our revenues and gross margin in the third quarter of 2025.

Operating loss margin was 8.7% in the third quarter of 2025, compared with operating loss margin of 7.7% in the second quarter of 2025 and operating profit margin of 0.3% in the third quarter of 2024.

Total operating expenses in the third quarter of 2025 were RMB2.59 billion (US$363.3 million), representing an increase of 35.8% from RMB1.91 billion in the second quarter of 2025 and a decrease of 31.6% from RMB3.78 billion in the third quarter of 2024. The sequential increase was primarily due to an increase in the impairment of long-lived assets, while the year-over-year decrease was mainly due to a decrease in shipping cost as the shipment of solar modules decreased and the average freight rate declined during the third quarter of 2025.

Total operating expenses accounted for 16.0% of total revenues in the third quarter of 2025, compared to 10.6% in the second quarter of 2025 and 15.4% in the third quarter of 2024.

Interest Expenses and Interest Income

Interest expenses were RMB326.8 million (US$45.9 million), and interest income was RMB125.0 million (US$17.6 million) in the third quarter of 2025.

Net interest expenses in the third quarter of 2025 were RMB201.8 million (US$28.3 million), representing an increase of 7.8% from RMB187.3 million in the second quarter of 2025 and a decrease of 0.2% from RMB202.1 million in the third quarter of 2024. The sequential increase was primarily due to a decrease of interest income during the third quarter of 2025.

Subsidy Income

Subsidy income in the third quarter of 2025 was RMB358.6 million (US$50.4 million), compared with RMB12.0 million in the second quarter of 2025 and RMB431.8 million in the third quarter of 2024. The sequential and year-over-year changes were primarily attributable to the changes in cash receipt of incentives related to the Company's business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB0.9 million (US$0.1 million) in the third quarter of 2025, compared to a net exchange gain of RMB92.3 million in the second quarter of 2025 and a net exchange loss of RMB251.9 million in the third quarter of 2024. The sequential and year-over-year changes were mainly attributable to fluctuations in the exchange rate of US dollars against RMB in the third quarter of 2025.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of September 30, 2025, the Company had RMB1.15 billion (US$161.4 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB1.06 billion as of June 30, 2025.

The Company recognized a gain from the change in fair value of long-term investment of RMB60.7 million (US$8.5 million) in the third quarter of 2025, compared with a gain of RMB42.3 million in the second quarter of 2025 and a gain of RMB30.8 million in the third quarter of 2024. The sequential and year-over-year changes were primarily due to the changes in the fair value of several solar technology companies we invested in.

Other Loss/Income, Net

Net other loss in the third quarter of 2025 was RMB121.1 million (US$17.0 million), compared with net other loss of RMB199.2 million in the second quarter of 2025 and net other income of RMB73.6 million in the third quarter of 2024. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the third quarter of 2025.

Equity in Income/ Loss of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in income of affiliated companies of RMB2.9 million (US$0.4 million) in the third quarter of 2025, compared with equity in loss of affiliated companies of RMB70.9 million in the second quarter of 2025 and RMB3.4 million in the third quarter of 2024. The fluctuations in equity in loss or income of affiliated companies primarily arose from the changes in net losses or gains incurred by the affiliated companies.

Income Tax Benefit/Expense

The Company recorded an income tax benefit of RMB191.6 million (US$26.9 million) in the third quarter of 2025, compared with income tax benefit of RMB288.8 million in the second quarter of 2025 and income tax expense of RMB148.5 million in the third quarter of 2024.

Net Loss Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB385.8 million (US$54.2 million) in the third quarter of 2025, compared with net loss attributable to non-controlling interests of RMB546.6 million in the second quarter of 2025 and net loss attributable to non-controlling interests of RMB39.0 million in the third quarter of 2024. The sequential and year-over-year changes were mainly attributable to the changes in net loss of Jinko Solar Co., Ltd. ("Jiangxi Jinko"), the Company's majority-owned principal operating subsidiary.

Net Loss/Income and Losses/Earnings per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB749.8 million (US$105.3 million) in the third quarter of 2025, compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB876.4 million in the second quarter of 2025 and net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB22.5 million in the third quarter of 2024.

Excluding the impact of (i) the change in fair value of the convertible notes issued by us in 2023, (ii) the change in fair value of the long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB373.13 million (US$52.4 million) in the third quarter of 2025, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB856.4 million in the second quarter of 2025 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.9 million in the third quarter of 2024.

Basic and diluted losses per ordinary share were RMB3.58 (US$0.50) and RMB3.58 (US$0.50), respectively, in the third quarter of 2025, compared to basic and diluted losses per ordinary share of RMB4.20 and RMB4.20, respectively, in the second quarter of 2025, and basic and diluted earnings per ordinary share of RMB0.11 and RMB0.11, respectively, in the third quarter of 2024. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB14.32 (US$2.01) and RMB14.32 (US$2.01), respectively, in the third quarter of 2025; basic and diluted losses per ADS of RMB16.82 and RMB16.82, respectively, in the second quarter of 2025; and basic and diluted earnings per ADS of RMB0.44 and RMB0.44, respectively, in the third quarter of 2024.

Financial Position

As of September 30, 2025, the Company had RMB23.44 billion (US$3.29 billion) in cash, cash equivalents, and restricted cash, compared with RMB24.32 billion as of June 30, 2025.

As of September 30, 2025, the Company's accounts receivables were RMB15.03 billion (US$2.11 billion), compared with RMB15.08 billion as of June 30, 2025.

As of September 30, 2025, the Company's inventories were RMB14.94 billion (US$2.10 billion), compared with RMB12.89 billion as of June 30, 2025.

As of September 30, 2025, the Company's total interest-bearing debts were RMB45.55 billion (US$6.40 billion), compared with RMB48.12 billion as of June 30, 2025.

Second Quarter 2025 Financial Results

Total Revenues

Total revenues in the second quarter of 2025 were RMB17.99 billion (US$2.51 billion), representing an increase of 29.9% from RMB13.84 billion in the first quarter of 2025 and a decrease of 25.2% from RMB24.05 billion in the second quarter of 2024. The sequential increase was primarily due to an increase in the shipment of solar modules, while the year-over-year decrease was mainly due to a decrease in the average selling price of solar modules.

Gross Profit/Loss and Gross Margin

Gross profit in the second quarter of 2025 was RMB526.5 million (US$73.5 million), compared with gross loss of RMB352.9 million in the first quarter of 2025 and gross profit of RMB2.68 billion in the second quarter of 2024.

Gross profit margin was 2.9% in the second quarter of 2025, compared with gross loss margin of 2.5% in the first quarter of 2025 and gross profit margin of 11.1% in the second quarter of 2024. The sequential improvement was mainly due to a lower unit cost of products sold, while the year-over-year decrease was mainly due to the decrease in the average selling price of solar modules.

Loss from Operations and Operating Loss Margin

Loss from operations in the second quarter of 2025 was RMB1.38 billion (US$192.5 million), compared with RMB2.87 billion in the first quarter of 2025 and RMB1.14 billion in the second quarter of 2024. The sequential decrease and the year-over-year increase were primarily attributable to the changes in our revenues and gross margin.

Operating loss margin was 7.7% in the second quarter of 2025, compared with 20.7% in the first quarter of 2025 and 4.7% in the second quarter of 2024.

Total operating expenses in the second quarter of 2025 were RMB1.91 billion (US$266.0 million), representing a decrease of 24.2% from RMB2.51 billion in the first quarter of 2025 and a decrease of 50.1% from RMB3.81 billion in the second quarter of 2024. The sequential decrease was primarily due to the reduced expected credit loss expense in the second quarter of 2025, while the year-over-year decrease was mainly due to (i) a decrease in the impairment of long-lived assets, (ii) reduced expected credit loss expense, and (iii) decreased shipping cost as the average freight rate declined during the second quarter of 2025.

Total operating expenses accounted for 10.6% of total revenues in the second quarter of 2025, compared to 18.1% in the first quarter of 2025 and 15.9% in the second quarter of 2024.

Interest Expenses and Interest Income

Interest expenses were RMB332.8 million (US$46.5 million), and interest income was RMB145.5 million (US$20.3 million) in the second quarter of 2025.

Net interest expenses in the second quarter of 2025 were RMB187.3 million (US$26.1 million), representing a decrease of 21.1% from RMB237.3 million in the first quarter of 2025 and an increase of 78.1% from RMB105.2 million in the second quarter of 2024. The sequential decrease was primarily attributable to increased interest income, while the year-over-year increase was mainly due to an increase in interest-bearing debts during the second quarter of 2025.

Subsidy Income

Subsidy income in the second quarter of 2025 was RMB12.0 million (US$1.7 million), compared with RMB536.0 million in the first quarter of 2025 and RMB885.0 million in the second quarter of 2024. The sequential and year-over-year decreases were primarily attributable to reduced cash receipt of incentives related to the Company's business operations.

Exchange Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB92.3 million (US$12.9 million) in the second quarter of 2025, compared to RMB121.0 million in the first quarter of 2025 and RMB305.0 million in the second quarter of 2024. The sequential and year-over-year decreases were mainly attributable to fluctuations in the exchange rate of US dollars against RMB.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of June 30, 2025, the Company had RMB1.06 billion (US$147.4 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB1.00 billion as of March 31, 2025.

The Company recognized a gain from the change in fair value of long-term investment of RMB42.3 million (US$5.9 million) in the second quarter of 2025, compared with a loss of RMB46.2 million in the first quarter of 2025 and a loss of RMB144.2 million in the second quarter of 2024. The sequential and year-over-year changes were primarily due to increases in the fair value of several solar technology companies we invested in.

Other Loss/ Income, Net

Net other loss in the second quarter of 2025 was RMB199.2 million (US$27.8 million), compared with net other loss of RMB218.6 million in the first quarter of 2025 and net other income of RMB157.6 million in the second quarter of 2024. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the second quarter of 2025.

Equity in Loss of Affiliated Companies

The Company indirectly holds certain equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB70.9 million (US$9.9 million) in the second quarter of 2025, compared with equity in loss of affiliated companies of RMB46.1 million in the first quarter of 2025 and RMB67.6 million in the second quarter of 2024. The fluctuations in equity in loss of affiliated companies primarily arose from the changes in net losses incurred by the affiliated companies.

Income Tax Benefit/Expense

The Company recorded an income tax benefit of RMB288.8 million (US$40.3 million) in the second quarter of 2025, compared with income tax benefit of RMB699.5 million in the first quarter of 2025 and income tax expense of RMB24.8 million in the second quarter of 2024.

Net Loss Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB546.6 million (US$76.3 million) in the second quarter of 2025, compared with net loss attributable to non-controlling interests of RMB756.1 million in the first quarter of 2025 and net loss attributable to non-controlling interests of RMB18.8 million in the second quarter of 2024. The sequential and year-over-year changes were mainly attributable to the changes in net loss of Jiangxi Jinko, the Company's majority-owned principal operating subsidiary.

Net Loss and Losses per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB876.4 million (US$122.3 million) in the second quarter of 2025, compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB1.32 billion in the first quarter of 2025 and net loss attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB100.7 million in the second quarter of 2024.

Excluding the impact of (i) the change in fair value of the convertible notes issued by us in 2023, (ii) the change in fair value of the long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB856.4 million (US$119.5 million) in the second quarter of 2025, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB1.07 billion in the first quarter of 2025 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB378.5 million in the second quarter of 2024.

Basic and diluted losses per ordinary share were RMB4.20 (US$0.59) and RMB4.20 (US$0.59), respectively, in the second quarter of 2025, compared to basic and diluted losses per ordinary share of RMB6.40 and RMB6.40, respectively, in the first quarter of 2025, and basic and diluted losses per ordinary share of RMB0.48 and RMB0.53, respectively, in the second quarter of 2024. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB16.82 (US$2.35) and RMB16.82 (US$2.35), respectively, in the second quarter of 2025; basic and diluted losses per ADS of RMB25.58 and RMB25.58, respectively, in the first quarter of 2025; and basic and diluted losses per ADS of RMB1.94 and RMB2.12, respectively, in the second quarter of 2024.

Operations and Business Outlook Highlights

Fourth Quarter and Full Year 2025 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the fourth quarter of 2025, the Company expects its total shipments (including solar modules, cells and wafers) to be in the range of 18.0 GW to 33.0 GW.

For full year 2025, the Company estimates its total shipments (including solar modules, cells and wafers) to be in the range of 85.0 GW to 100.0 GW.

For full year 2025, the Company expects its ESS shipments to be approximately 6 GWh.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2025.

Recent Business Developments

•	In May 2025, JinkoSolar entered into a Memorandum of Agreement with SolarToday to distribute the SunGiga All-in-One products in the Benelux, Romania, Greece, Germany, and Turkey.
•	In May 2025, EAGLE® Preserve, JinkoSolar's proprietary takeback-and-recycling program for end-of-life solar modules in the U.S., became the very-first such stewardship program to receive the approval of the Washington State Department of Ecology.

•	In June 2025, JinkoSolar was recognized as Top Performer across all seven reliability categories in the 2025 PV Module Reliability Scorecard published by Kiwa PVEL.
•	In June 2025, JinkoSolar was recognized as Overall Highest Achiever in Renewable Energy Testing Center's 2025 PV Module Index Report.
•	In June 2025, JinkoSolar's board of directors declared a cash dividend of US$0.325 per ordinary share of US$0.00002 each of the Company, or US$1.30 per ADS.
•	In June 2025, Jiangxi Jinko in its capacity as Chair of the Finance Task Force of the Global Solar Council (GSC), officially released "How to Finance Solar for All?" during the London Climate Week 2025.
•	In June 2025, JinkoSolar announced the successful delivery of its high-efficiency Tiger Neo modules to support the construction of Spain's newly inaugurated Segovia solar cluster.
•	In July 2025, JinkoSolar's EAGLE® G6R residential PV module was honored as a 2025 Sustainable Product of the Year by Green Builder® Media.
•	In July 2025, JinkoSolar announced the successful commissioning of 21.6 MWh of Energy Storage Systems supplied to Distributed Energy Infrastructure (DEI).
•	In August 2025, Jiangxi Jinko published its unaudited consolidated financial results as of and for the six months ended June 30, 2025.
•	In August 2025, JinkoSolar announced business highlights for the first half of 2025.
•	In September 2025, JinkoSolar completed the sale of 300,156,075 A shares of Jiangxi Jinko.
•	In October 2025, JinkoSolar announced module supply to Trinity Energy for a Costco Warehouse in the State of Washington.
•	In October 2025, Jiangxi Jinko announces third quarter 2025 unaudited financial results.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, November 17, 2025 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10050807-ki8u7y.html

It will automatically direct you to the registration page of "JinkoSolar Second and Third Quarter 2025 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 24, 2025. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:            +1 855 883 1031

Passcode:     10050813

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2025.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rates in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2025 and September 30, 2025, which was RMB7.1636 to US$1.00 and RMB7.1190 to US$1.00, respectively. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2024	Jun 30, 2025	Sep 30, 2025		Sep 30, 2024	Sep 30, 2025
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues	24,508,244	17,988,725	16,158,497	2,269,771	71,605,572	47,990,862	6,741,237
Cost of revenues	(20,652,556)	(17,462,264)	(14,976,562)	(2,103,745)	(62,338,117)	(46,635,340)	(6,550,827)
Gross profit	3,855,688	526,461	1,181,935	166,026	9,267,455	1,355,522	190,410

Operating expenses:
Selling and marketing	(2,172,100)	(1,227,267)	(999,538)	(140,404)	(5,435,558)	(3,372,216)	(473,692)
General and administrative	(1,175,798)	(401,761)	(775,946)	(108,996)	(3,684,972)	(2,392,772)	(336,111)
Research and development	(208,668)	(251,598)	(255,721)	(35,921)	(664,490)	(659,121)	(92,586)
Impairment of long-lived assets	(223,588)	(24,536)	(555,439)	(78,022)	(884,552)	(579,975)	(81,469)
Total operating expenses	(3,780,154)	(1,905,162)	(2,586,644)	(363,343)	(10,669,572)	(7,004,084)	(983,858)
(Loss)/income from operations	75,534	(1,378,701)	(1,404,709)	(197,317)	(1,402,117)	(5,648,562)	(793,448)
Interest expenses	(300,935)	(332,800)	(326,757)	(45,900)	(795,566)	(1,001,159)	(140,633)
Interest income	98,790	145,540	124,972	17,555	301,431	374,840	52,654
Subsidy income	431,753	12,033	358,573	50,368	1,548,621	906,562	127,344
Exchange gain/(loss),net	(203,999)	276,686	(123,417)	(17,336)	169,737	288,954	40,589
Change in fair value of foreign exchange derivatives	(47,912)	(184,345)	124,267	17,456	23,052	(74,785)	(10,505)
Change in fair value of Long-term Investment	30,772	42,301	60,677	8,523	(168,778)	56,823	7,982
Change in fair value of convertible senior notes	-	-	-	-	323,474	-	-
Other (loss)/income, net	73,632	(199,219)	(121,059)	(17,005)	1,554,684	(538,896)	(75,698)
(Loss)/Income before income taxes	157,635	(1,618,505)	(1,307,453)	(183,656)	1,554,538	(5,636,223)	(791,715)
Income tax benefits/(expenses)	(148,460)	288,768	191,635	26,919	(649,977)	1,179,882	165,737
Equity in (loss)/income of affiliated companies	(3,389)	(70,873)	2,919	410	(57,852)	(114,026)	(16,017)
Net (loss)/income	5,786	(1,400,610)	(1,112,899)	(156,327)	846,709	(4,570,367)	(641,995)
Less: Net loss/(income) attributable to non-controlling interests	38,960	546,626	385,798	54,193	(293,218)	1,688,478	237,179
Less: Accretion to redemption value of redeemable non-controlling interests	(22,214)	(22,438)	(22,685)	(3,187)	(22,214)	(63,197)	(8,877)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	22,532	(876,422)	(749,786)	(105,321)	531,277	(2,945,086)	(413,693)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.11	(4.20)	(3.58)	(0.50)	2.54	(14.15)	(1.99)
Diluted	0.11	(4.20)	(3.58)	(0.50)	0.99	(14.15)	(1.99)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.44	(16.82)	(14.32)	(2.01)	10.15	(56.62)	(7.95)
Diluted	0.44	(16.82)	(14.32)	(2.01)	3.96	(56.62)	(7.95)

Weighted average ordinary shares outstanding:
Basic	204,902,909	208,496,117	209,429,353	209,429,353	209,393,151	208,069,900	208,069,900
Diluted	204,962,646	208,496,117	209,429,353	209,429,353	213,914,994	208,069,900	208,069,900

Weighted average ADS outstanding:
Basic	51,225,727	52,124,029	52,357,338	52,357,338	52,348,288	52,017,475	52,017,475
Diluted	51,240,662	52,124,029	52,357,338	52,357,338	53,478,749	52,017,475	52,017,475

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net (loss)/income	5,786	(1,400,610)	(1,112,899)	(156,327)	846,709	(4,570,367)	(641,995)
Other comprehensive (loss)/income:
-Unrealized income on available-for-sale securities	-	15,323	-	-	-	15,323	2,152
-Foreign currency translation adjustments	(123,210)	1,172	(17,383)	(2,441)	(290,603)	(16,115)	(2,264)
Comprehensive (loss)/income	(117,424)	(1,384,115)	(1,130,282)	(158,768)	556,106	(4,571,159)	(642,106)
Less: Comprehensive (income)/loss attributable to non-controlling interests	77,293	(584,290)	(392,388)	(55,118)	(262,164)	(1,687,358)	(237,022)
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(40,131)	(1,968,405)	(1,522,670)	(213,886)	293,942	(6,258,517)	(879,128)

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	Dec 31, 2024	Sep 30, 2025
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	27,737,976	23,440,345	3,292,646
Restricted short-term investments and short-term investments	3,901,442	5,212,183	732,151
Accounts receivable, net	14,065,558	15,034,067	2,111,823
Notes receivable, net	3,333,377	2,970,474	417,260
Advances to suppliers, net	2,654,149	1,419,475	199,392
Inventories, net	12,509,422	14,939,226	2,098,501
Foreign exchange forward contract receivables	115,220	243,622	34,221
Prepayments and other current assets, net	4,490,411	6,697,546	940,799
Held-for-sale assets	57,502	-	-
Total current assets	68,865,057	69,956,938	9,826,793

Non-current assets:
Restricted long-term investments	1,328,201	1,431,612	201,097
Long-term investments	1,870,253	1,778,488	249,823
Property, plant and equipment, net	44,800,692	39,726,082	5,580,290
Land use rights, net	1,838,015	1,797,410	252,481
Intangible assets, net	461,955	483,768	67,954
Right-of-use assets, net	448,555	279,302	39,233
Deferred tax assets	2,641,397	2,757,101	387,288
Advances to suppliers to be utilised beyond one year	520,376	274,502	38,559
Other assets, net	1,954,935	2,182,216	306,534
Available-for-sale securities-non-current	150,922	174,889	24,567
Total non-current assets	56,015,301	50,885,370	7,147,826

Total assets	124,880,358	120,842,308	16,974,619

LIABILITIES
Current liabilities:
Accounts payable	11,038,668	14,076,092	1,977,257
Notes payable	11,189,801	7,725,290	1,085,165
Accrued payroll and welfare expenses	2,779,196	2,319,132	325,767
Advances from customers	5,088,596	4,681,284	657,576
Income tax payables	703,498	673,303	94,578
Other payables and accruals	16,583,912	13,463,080	1,891,147
Foreign exchange forward derivatives payables	20,789	109,864	15,433
Lease liabilities - current	145,663	83,694	11,756
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	6,933,899	10,797,984	1,516,784
Total current liabilities	54,484,022	53,929,723	7,575,463

Non-current liabilities:
Long-term borrowings	20,643,272	19,985,166	2,807,300
Convertible notes	8,605,579	10,534,627	1,479,790
Accrued warranty costs - non current	2,136,192	1,687,141	236,991
Lease liabilities-noncurrent	330,740	243,922	34,264
Deferred tax liability	56,718	57,563	8,086
Long-term Payables	4,387,864	4,287,388	602,246
Total non-current liabilities	36,160,365	36,795,807	5,168,677

Total liabilities	90,644,387	90,725,530	12,744,140

MEZZANINE EQUITY
Redeemable non-controlling interests	1,535,926	1,522,373	213,846

SHAREHOLDERS' EQUITY	19,898,909	17,095,703	2,401,420
Total JinkoSolar Holding Co., Ltd. shareholders' equity

Non-controlling interests	12,801,136	11,498,702	1,615,213

Total shareholders' equity	32,700,045	28,594,405	4,016,633

Total liabilities, non-controlling interest and shareholders' equity	124,880,358	120,842,308	16,974,619

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025		Jun 30, 2024	Jun 30, 2025
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues	24,053,049	13,843,640	17,988,725	2,511,129	47,097,329	31,832,365	4,443,627
Cost of revenues	(21,376,366)	(14,196,514)	(17,462,264)	(2,437,638)	(41,685,562)	(31,658,778)	(4,419,395)
Gross profit	2,676,683	(352,874)	526,461	73,491	5,411,767	173,587	24,232

Operating expenses:
Selling and marketing	(1,797,061)	(1,145,411)	(1,227,267)	(171,320)	(3,263,458)	(2,372,678)	(331,213)
General and administrative	(1,141,307)	(1,215,065)	(401,761)	(56,084)	(2,509,174)	(1,616,826)	(225,700)
Research and development	(215,394)	(151,802)	(251,598)	(35,122)	(455,822)	(403,400)	(56,312)
Impairment of long-lived assets	(660,964)	-	(24,536)	(3,425)	(660,964)	(24,536)	(3,425)
Total operating expenses	(3,814,726)	(2,512,278)	(1,905,162)	(265,951)	(6,889,418)	(4,417,440)	(616,650)

Loss from operations	(1,138,043)	(2,865,152)	(1,378,701)	(192,460)	(1,477,651)	(4,243,853)	(592,418)
Interest expenses	(212,897)	(341,604)	(332,800)	(46,457)	(494,630)	(674,403)	(94,143)
Interest income	107,740	104,329	145,540	20,317	202,640	249,869	34,880
Subsidy income	885,024	535,957	12,033	1,680	1,116,868	547,990	76,496
Exchange gain,net	247,726	135,686	276,686	38,624	373,736	412,371	57,565
Change in fair value of foreign exchange derivatives	57,250	(14,706)	(184,345)	(25,734)	70,964	(199,052)	(27,787)
Change in fair value of Long-term Investment	(144,222)	(46,155)	42,301	5,905	(199,550)	(3,855)	(538)
Change in fair value of convertible senior notes	12,791	-	-	-	323,474	-	-
Other (loss)/income, net	157,574	(218,618)	(199,219)	(27,810)	1,481,051	(417,837)	(58,327)
(Loss)/income before income taxes	(27,057)	(2,710,263)	(1,618,505)	(225,935)	1,396,902	(4,328,770)	(604,272)
Income tax benefits/(expenses)	(24,799)	699,479	288,768	40,310	(501,518)	988,247	137,954
Equity in loss of affiliated companies	(67,644)	(46,072)	(70,873)	(9,893)	(54,463)	(116,946)	(16,325)
Net (loss)/income	(119,500)	(2,056,856)	(1,400,610)	(195,518)	840,921	(3,457,469)	(482,643)
Less: Net loss/(income) attributable to non-controlling interests	18,847	756,054	546,626	76,306	(332,178)	1,302,680	181,847
Less: Accretion to redemption value of redeemable non- controlling interests	-	(18,074)	(22,438)	(3,132)	-	(40,512)	(5,655)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(100,653)	(1,318,876)	(876,422)	(122,344)	508,743	(2,195,301)	(306,451)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(0.48)	(6.40)	(4.20)	(0.59)	2.40	(10.59)	(1.48)
Diluted	(0.53)	(6.40)	(4.20)	(0.59)	0.87	(10.59)	(1.48)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(1.94)	(25.58)	(16.82)	(2.35)	9.62	(42.34)	(5.91)
Diluted	(2.12)	(25.58)	(16.82)	(2.35)	3.48	(42.34)	(5.91)

Weighted average ordinary shares outstanding:
Basic	208,076,672	206,249,285	208,496,117	208,496,117	211,662,944	207,378,908	207,378,908
Diluted	209,869,918	206,249,285	208,496,117	208,496,117	219,563,068	207,378,908	207,378,908

Weighted average ADS outstanding:
Basic	52,019,168	51,562,321	52,124,029	52,124,029	52,915,736	51,844,727	51,844,727
Diluted	52,467,479	51,562,321	52,124,029	52,124,029	54,890,767	51,844,727	51,844,727

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net (loss)/income	(119,500)	(2,056,856)	(1,400,610)	(195,518)	840,921	(3,457,469)	(482,643)
Other comprehensive (loss)/income:
-Unrealized income on available-for-sale securities	-	-	15,323	2,139	-	15,323	2,139
-Foreign currency translation adjustments	9,874	96	1,172	165	(167,393)	1,268	177
-Change in the instrument-specific credit risk	-	-	-	-	421	-	-
Comprehensive (loss)/income	(109,626)	(2,056,760)	(1,384,115)	(193,214)	673,949	(3,440,878)	(480,327)
Less: Comprehensive (income)/loss attributable to non-controlling interests	9,056	(710,680)	(584,290)	(81,564)	(339,461)	(1,294,970)	(180,771)
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(100,570)	(2,767,440)	(1,968,405)	(274,778)	334,488	(4,735,848)	(661,098)

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 31, 2024	Jun 30, 2025
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	27,737,976	24,317,251	3,394,558
Restricted short-term investments and short-term investments	3,901,442	5,649,520	788,643
Accounts receivable, net	14,065,558	15,077,672	2,104,762
Notes receivable, net	3,333,377	3,344,999	466,944
Advances to suppliers, net	2,654,149	936,138	130,680
Inventories, net	12,509,422	12,889,319	1,799,280
Foreign exchange forward contract receivables	115,220	99,075	13,830
Prepayments and other current assets, net	4,490,411	6,068,103	847,075
Held-for-sale assets	57,502	-	-
Total current assets	68,865,057	68,382,077	9,545,772

Non-current assets:
Restricted long-term investments	1,328,201	1,349,622	188,400
Long-term investments	1,870,253	1,662,657	232,098
Property, plant and equipment, net	44,800,692	42,017,027	5,865,351
Land use rights, net	1,838,015	1,817,773	253,751
Intangible assets, net	461,955	489,148	68,282
Right-of-use assets, net	448,555	375,615	52,434
Deferred tax assets	2,641,397	2,806,908	391,829
Advances to suppliers to be utilised beyond one year	520,376	504,908	70,482
Other assets, net	1,954,935	2,040,443	284,835
Available-for-sale securities-non-current	150,922	174,889	24,414
Total non-current assets	56,015,301	53,238,990	7,431,876

Total assets	124,880,358	121,621,067	16,977,648

LIABILITIES
Current liabilities:
Accounts payable	11,038,668	13,100,111	1,828,705
Notes payable	11,189,801	6,118,333	854,086
Accrued payroll and welfare expenses	2,779,196	2,367,950	330,553
Advances from customers	5,088,596	4,286,263	598,339
Income tax payables	703,498	623,284	87,007
Other payables and accruals	16,583,912	14,832,917	2,070,596
Foreign exchange forward derivatives payables	20,789	195,680	27,316
Lease liabilities - current	145,663	100,868	14,081
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	6,933,899	11,177,190	1,560,276
Total current liabilities	54,484,022	52,802,596	7,370,959

Non-current liabilities:
Long-term borrowings	20,643,272	22,130,466	3,089,294
Convertible notes	8,605,579	10,479,055	1,462,820
Accrued warranty costs - non current	2,136,192	1,853,834	258,785
Lease liabilities-noncurrent	330,740	329,739	46,030
Deferred tax liability	56,718	56,718	7,918
Long-term Payables	4,387,864	4,247,439	592,920
Total non-current liabilities	36,160,365	39,097,251	5,457,767

Total liabilities	90,644,387	91,899,847	12,828,726

MEZZANINE EQUITY
Redeemable non-controlling interests	1,535,926	1,499,688	209,348

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	19,898,909	17,100,949	2,387,200

Non-controlling interests	12,801,136	11,120,583	1,552,374

Total shareholders' equity	32,700,045	28,221,532	3,939,574

Total liabilities, non-controlling interest and shareholders' equity	124,880,358	121,621,067	16,977,648